LEVEL UP BASKET CORPORATION

Financial Statements and Report

Unaudited

September 30, 2022 and December 31, 2021

LEVEL UP BASKET CORPORATION

Index to Financial Statements

Letter of Introduction

These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Level Up Basket Corporation, prepared in good faith in line with Generally Accepted Accounting Principles ("GAAP").

Signed,

Evgeny Lisovskiy
CEO
November 1, 2022

LEVEL UP BASKET CORPORATION

Balance Sheet

(US Dollars unless otherwise stated)

	As of September 30, 2022	As of December 31, 2021
Assets		
Current assets		
Cash and cash equivalents	714	81,300
Trade receivables	3,095	–
Prepaid and other current assets	773	–
Total current assets	**4,582**	**81,300**
Total assets	**4,582**	**81,300**
Long-term liabilities		
Simple agreements for future equity (SAFE) notes	200,000	150,000
Total liabilities	**200,000**	**150,000**
Stockholders' equity		
Common stock, $0.00001 par value; 10,000,000 authorized; 9,000,000 and 9,000,000 shares issued, 9,000,000 and 9,000,000 shares outstanding at September 30, 2022 and December 31, 2021, respectively	90	90
Accumulated losses	(195,507)	(68,790)
Total stockholders' equity	**(195,417)**	**(68,700)**
Total liabilities and stockholders' equity	**4,582**	**81,300**

The accompanying notes on pages 8 to 10 form an integral part of these financial statements.

LEVEL UP BASKET CORPORATION

Statements of Operations

(US Dollars unless otherwise stated)

	For the period from January 1, 2022 to September 30, 2022	*For the period from the Company incorporation to December 31, 2021*
Revenues	3,852	–
Operating expenses:		
Selling, general and administrative expenses	130,569	68,790
Loss from operations	**(126,717)**	**(68,790)**
Provision for income taxes	–	–
Net loss	**(126,717)**	**(68,790)**

The accompanying notes on pages 8 to 10 form an integral part of these financial statements.

LEVEL UP BASKET CORPORATION

Statements of Changes in Stockholders' Equity

(US Dollars unless otherwise stated)

	Common Stock	***Accumulated losses***	***Total stockholders' equity***
Balance, January 1, 2021	**–**	**–**	**–**
Proceeds from common stock issuance	90	–	90
Net loss	–	(68,790)	(68,790)
Balance, December 31, 2021	**90**	**(68,790)**	**(68,700)**
Net loss	–	(126,717)	(126,717)
Balance, September 30, 2022	**90**	**(195,507)**	**(195,417)**

The accompanying notes on pages 8 to 10 form an integral part of these financial statements.

Statements of Cash Flows

(US Dollars unless otherwise stated)

	For the period from January 1, 2022 to September 30, 2022	*For the period from the Company incorporation to December 31, 2021*
Cash flows from operating activities:		
Loss before tax	(126,717)	(68,790)
Changes in assets and liabilities:		
Trade receivables	(3,095)	–
Prepaid and other current assets	(773)	–
Net cash used in operating activities	**(130,585)**	**(68,790)**
Cash flows used in financing activities		
Proceeds from common stock issuance	–	90
Proceeds from SAFE notes (Note 3)	50,000	150,000
Net cash from financing activities	**50,000**	**150,090**
Net (decrease)/increase in cash and cash equivalents	**(80,585)**	**81,300**
Cash and cash equivalents, beginning	81,300	–
Cash and cash equivalents, ending	**714**	**81,300**

The accompanying notes on pages 8 to 10 form an integral part of these financial statements.

(US Dollars unless otherwise stated)

1. Organization and Nature of Business

Level Up Basket Corporation (the "Company") was incorporated in the State of Delaware on July 14, 2021 under the Delaware General Corporation Law. The Company began its operations in 2021 and has continued those operations to the present. The Company is an education technology company, which provides basketball teams with solutions for basketball skills training, powered by community, gamification, and tools for coaches.

The Company did not generate any revenue in 2021 and generate minor revenues during the 9 month period of 2022.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and cash equivalents

Cash and cash equivalents consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Trade receivables

The Company classifies its right to consideration in exchange for deliverables as either a trade receivable or a contract asset. A trade receivable is a right to consideration that is unconditional (i.e., only the passage of time is required before payment is due) regardless of whether the amounts have been billed. Trade receivables are stated net of allowance for doubtful accounts. Outstanding trade receivables are reviewed and allowances are provided for the estimated amount of receivables that may not be collected. As of September 30, 2022, the Company did not recognize any impairment losses against trade receivables.

(US Dollars unless otherwise stated)

2. Summary Of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash and trade receivables are reflected at carrying value, which approximates fair value due to the short-term maturity.

Distinguishing Liabilities from Equity

The Company relies on the guidance provided by ASC 480, *Distinguishing Liabilities from Equity*, to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the balance sheet. The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e., at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

The Company records its financial instruments classified as liability, temporary equity or permanent equity at issuance at the fair value, or cash received.

The Company records its financial instruments classified as liabilities at their fair value at each subsequent measurement date. The changes in fair value of these financial instruments are recorded as other expense/income.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses consists of expenses associated with promoting and selling the Company's services and general and administrative functions of the business. These expenses include the costs of salaries, bonuses, travel, legal and accounting services, facilities

including advertising and other promotional activities.

(US Dollars unless otherwise stated)

3. Simple Agreements for Future Equity (SAFE) notes

In 2021 and 2022, the Company approved and designated a right to Investors for certain shares of the Company's capital stock (otherwise known as Simple Agreement for Future Equity ("SAFE") notes, utilizing a valuation estimate, as defined, ("Valuation Cap") and 80% discount rate (the "Discount Rate"). On October7, 2021 and March 11, 2022, the Company entered into two SAFE's of $150,000, and $50,000, respectively. The number of shares to be issued upon conversion of the SAFE's are subject to the following:

- Equity Financing – Prior to the expiration of termination of the SAFEs, if there is an equity financing that occurs, the Company is to automatically issue a number of shares of Preferred Stock, equal to the Purchase amount divided by the Conversion Price of shares.
- Conversion Price – Means either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in the greater number of shares of Preferred Stock. The SAFE Price is the price per share equal to the Valuation Cap divided by the Company's capitalization. The Discount Price is the price per share of the Standard Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.
- Liquidity Event – If there is Liquidity Event, as defined, before the scheduled termination of the SAFE instruments, the holder of a SAFE notes can either (i) receive a cash payment equal to the amount paid for the SAFE ("Purchase amount") or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase amount divided by the price per share from the Liquidation Event. The SAFE amount is due and payable by the Company to the holder of a SAFE concurrent with a Liquidation Event.
- Dissolution Event – Upon a dissolution event that occurs before the expiration of the SAFEs, the Company will pay an amount equal to the Purchase amount to the holder immediately prior to the consummation of the Dissolution Event.

The Company evaluated the SAFEs in accordance with ASC 480-10 and determined that the SAFEs represented an obligation that the Company must settle by issuing a variable number of its equity shares, the monetary value of which is known when entering into the SAFE.

4. Subsequent Events

On October 11, 2022, the Company signed a loan agreement with facility limit of USD 12,000 with fixed interest rate of 1% per annum and maturing within 6 months from the signoff date.